EXHIBIT 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges
(in thousands, except ratios)

						Nine Months
						Ended
	Fiscal Year Ended September 30,					July 1,
	2001	2002	2003	2004	2005	2006
Earnings
Earnings before provision for income taxes, minority interest and income from equity investees	$42,866	$(96,899)	$(56,479)	$30,068	$43,008	$38,618
Fixed charges	7,003	6,265	5,348	4,769	3,807	4,158
Minority interest in pretax (income) loss of subsidiaries that have not incurred fixed charges	(768)	(664)	6,811	278	240	—
Capitalized interest, net of amortization	(775)	15	183	183	(227)	(52)
Total earnings	$48,326	$(91,283)	$(44,137)	$35,298	$46,828	$42,724
Fixed charges
Interest expense, including amortization of debt issuance costs	$5,089	$5,315	$3,878	$3,138	$1,839	$2,629
Capitalized interest	775	140	—	—	410	230
Assumed interest element in rent*	1,139	810	1,470	1,631	1,558	1,299
Total fixed charges	$7,003	$6,265	$5,348	$4,769	$3,807	$4,158
Ratio of earnings to fixed charges	6.9x			7.4x	12.3x	10.3x
Deficiency in earnings available to cover fixed charges		$(97,548)	$(49,485)

*       The interest element of rent is assumed to be approximately 23% of rent expense.